Mail Stop 3010

May 14, 2009

VIA U.S. MAIL and FAX 905-264-3848

Majid Haditaghi
Chief Executive Officer
Moneylogix Group, Inc.
9000 Keele Street, Unit 4
Vaughan, Ontario
L4K 0B3

> **Re:** **Moneylogix Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-30424**

Dear Mr. Haditaghi:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   Please revise your filing to conform to Form 10-K.

Item 4. Evaluation of Disclosure Controls and Procedures, page 6

2.   Please revise your filing to include a conclusion on the effectiveness of your disclosure controls and procedures.

3.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        •   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

        •   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf;

        •   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

> Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

General

4.   It is unclear why you recorded $250,000 to APIC and expenses as part of the reverse merger transaction. Please tell us how you have accounted for this transaction and reference the authoritative accounting literature relied upon.

5.   It is unclear how you have accounted for the 490,310 share issuance to Mr. Cimerman and the related cancelation of debt. Please tell us how you have accounted for this transaction and reference the authoritative accounting literature relied upon.

6.   It is unclear how you have accounted for the $250,000 paid by Moneylogix Inc. to the Company. Please tell us how you have accounted for this transaction and reference the authoritative accounting literature relied upon.

Exhibit 31.1

7.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced "registrant" with "small business issuer" in paragraphs 3, 4, and 5, you have replaced "presented" with "present" in paragraph 3, you have replaced "principles" with "principals" in paragraph 4(b), you have replaced "financial" with "financing" in paragraph 4(d), you have removed "and" from the end of paragraph 4(d), and you have replaced "involves" with "involved" in paragraph 5(b). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief